EXHIBIT 21.1

MICRON TECHNOLOGY, INC.

SUBSIDIARIES OF THE REGISTRANT

Name	State (or Jurisdiction) in which Organized
IM Flash Technologies, LLC	Delaware
Micron Japan, Ltd.(1)	Japan
Micron Memory Japan, Inc.	Japan
Micron Memory Taiwan Co., Ltd.	Taiwan
Micron Semiconductor Asia Pte. Ltd.(1)	Singapore
Micron Semiconductor B.V.	Netherlands
Micron Semiconductor Products, Inc.(1)	Idaho
Micron Semiconductor (Xi’an) Co., Ltd.	China

(1) Also does business as Micron Consumer Products Group